UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                             InvestorsBancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    461833105
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 297-5645
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------------------------
     CUSIP No. 461833105
---------------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     George R. Schonath
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                       (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------- --------- ------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
                                               484,653 (See Item 5)
          SHARES            --------- ------------------------------------------
                               8      SHARED VOTING POWER
       BENEFICIALLY
                                               -
         OWNED BY

           EACH             --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               474,329 (See Item 5)
          PERSON

           WITH             --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     484,653 (See Item 5)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             |_|



----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     43.3% (See Item 5)

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN

=========== ====================================================================

---------------------------
     CUSIP No. 461833105
---------------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Schonath Family Partnership, a limited partnership (IRS ID
                       No.: 39-1870998)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                       (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     BK; PF; 00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin, United States
--------------------------- --------- ------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
                                               263,943 (See Item 5)
          SHARES            --------- ------------------------------------------
                               8      SHARED VOTING POWER
       BENEFICIALLY
                                               -
         OWNED BY

           EACH             --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               263,943 (See Item 5)
          PERSON

           WITH             --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     263,943

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             |_|



----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     23.6%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     PN

=========== ====================================================================

---------------------------
     CUSIP No. 461833105
---------------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     InvestorsBancorp, Inc. Employees' 401(k) Retirement Plan
                      (IRS ID No.: 39-1995936)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                       (b)  |X|

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|


----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------- --------- ------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
                                               174,796 (See Item 5)
          SHARES            --------- ------------------------------------------
                               8      SHARED VOTING POWER
       BENEFICIALLY
                                               -
         OWNED BY

           EACH             --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               164,562 (See Item 5)
          PERSON

           WITH             --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                               -

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     174,796

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             |_|



----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.6%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     EP

=========== ====================================================================

     This amendment to Schedule 13D, as filed on November 20, 2000, relates to the shares of common stock ("Common Stock") of InvestorsBancorp, Inc., a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at W239 N1700 Busse Road, Waukesha, Wisconsin 53188-1160. This amendment is filed by the following parties (collectively, the "Reporting Parties"): George R. Schonath, the Schonath Family Partnership, a Wisconsin limited partnership (the "Family Partnership"), and the InvestorsBancorp, Inc. Employees' 401(k) Retirement Plan (the "401(k) Plan").

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended in its entirety to read as follows:

     To the best of the Reporting Parties' knowledge based on information obtained from the Company, the aggregate number of shares of Common Stock of the Company outstanding as of March 31, 2001, is 1,119,899 shares. For purposes of determining the percentage ownership of the Reporting Parties, the number of warrants (105,000) owned by the Family Partnership and the number of stock options (8,550) owned by George R. Schonath are considered as outstanding shares of Common Stock

     (a) The Family Partnership beneficially owns an aggregate of 263,943 shares of Common Stock, which represents 23.6% of the issued and outstanding shares of Common Stock. George R. Schonath, the Managing General Partner, has sole voting and dispositive power over such shares and is deemed to be the beneficial owner of such shares for purposes of this Schedule 13D. Included in such total are 158,943 shares held directly in the name of the Family Partnership and 105,000 shares which can be purchased upon the exercise of a stock purchase warrant. The stock purchase warrant is currently exercisable, expires on September 6, 2004 and has an exercise price of $7.33 per share.

     George R. Schonath beneficially owns a total of 484,653 shares of Common Stock of the Company, broken down as follows: (i) as indicated in (a) above, he beneficially owns 263,943 shares held by the Family Partnership; (ii) in addition, he beneficially owns 1,664 shares which are registered in his name;
(iii) he also beneficially owns 174,796 shares held in a self-directed 401(k) account as Trustee of the 401(k) Plan; (iv) he holds currently exercisable options to purchase 8,550 shares of Common Stock, which have an exercise price of $6.75 per share and expire on January 2, 2006; and (v) he beneficially owns 35,700 shares held by Lake Country Investment, LLC, a Wisconsin limited liability company.

     (b) Mr. George R. Schonath has the sole voting power over 484,653 shares of Common Stock discussed above and has sole dispositive power over 474,329 shares. The difference of 10,324 shares represents shares held by participants in the 401(k) Plan other than George R. Schonath. Mr. Schonath does not have dispositive power with respect to such shares.

     All acquisitions of shares discussed above have been timely reported on Form 4 by George R. Schonath and/or the Family Partnership.

     (c) During the past sixty days, the following shares of Common Stock were purchased as described below:

                                          Number of Shares        Price Per        Method of
     Purchaser               Date            Purchased              Share           Purchase
---------------------    -----------    --------------------    -------------     ------------

George R. Schonath(1)      01/25/01              500               $7.125            (2)
George R. Schonath(1)      02/01/01            1,100                7.125            (2)
George R. Schonath(1)      02/14/01              773                7.375            (2)
George R. Schonath(1)      02/23/01              600                7.125            (2)
George R. Schonath(1)      02/26/01            1,276                7.25             (2)
George R. Schonath(1)      03/02/01            1,400                7.25             (2)
George R. Schonath(1)      03/13/01              750                7.25             (2)
George R. Schonath(1)      03/20/01              500                7.125            (2)
George R. Schonath(1)      03/26/01              500                7.125            (2)
George R. Schonath(1)      03/29/01            1,100                7.25             (2)

(1)   All shares were purchased by George R. Schonath's self-directed 401(k) account.
(2)   All shares were purchased via the OTC Bulletin Board through a registered broker-dealer.


     On March 29, 2001, the Family Partnership sold 10,340 shares of Common Stock, at $7.00 per share, to two irrevocable trusts established for the benefit of George R. Schonath's daughters.


                  (d)      None.

                  (e)      Not Applicable.


                       [Signatures are on the next page.]

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

           Date:    April 2, 2001.



                                      /s/ George R. Schonath
                                     ---------------------------------------
                                     George R. Schonath

                                     SCHONATH FAMILY PARTNERSHIP,
                                        a limited partnership



                                     By:  /s/ George R. Schonath
                                         ---------------------------------------
                                         George R. Schonath
                                         Managing General Partner

                                     INVESTORSBANCORP, INC. EMPLOYEES' 401(k)
                                      RETIREMENT PLAN



                                     By:  /s/ George R. Schonath
                                         ---------------------------------------
                                         George R. Schonath
                                         Trustee